UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On May 18, 2017, Ability Inc. (the “Company”) received notification from the Nasdaq Listing Qualification Department of the Nasdaq Capital Market (“NASDAQ”) that based on the information regarding the appointment of Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz to the Company’s Board of Directors and Audit, Compensation and Nominating committees thereof, as detailed in Company’s Form 6-K, dated May 15, 2017, NASDAQ has determined that the Company complies with NASDAQ Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e) (collectively, the “Rules”). Accordingly, NASDAQ has notified the Company that the subject matter of NASDAQ’s letter to the Company, dated April 19, 2017, concerning the Company’s non-compliance with the Rules is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: May 18, 2017